UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934*

(Amendment No. 6)

ONESOURCE INFORMATION SERVICES INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

68272J106

(CUSIP Number)

George F. Hamel, Jr.

ValueAct Capital

One Maritime Plaza, Suite 1400

San Francisco, CA 94111

(415) 362-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Christopher G. Karras, Esq.

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

February 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g)check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 68272J106	Page 2 of 53

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,971,589** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,971,589**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,589**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 25.54%

14.	Type of Reporting Person PN

*	See Item 3
**	See Items 2 and 5.

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP NO. 68272J106	Page 3 of 53

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 289,840** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 289,840**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,840**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 2.49%

14.	Type of Reporting Person PN

*	See Item 3
**	See Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP NO. 68272J106	Page 4 of 53

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital International, Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 446,268** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 446,268**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,268**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 3.84%

14.	Type of Reporting Person PN

*	See Item 3
**	See Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 68272J106	Page 5 of 53

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person (entities only) VA Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,707,697** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,707,697**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,697**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 31.87%

14.	Type of Reporting Person 00 (LLC)

*	See Item 3
**	See Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 68272J106	Page 6 of 53

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person(entites only) Jeffrey W. Ubben

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,707,697** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,707,697**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,697**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 31.87%

14.	Type of Reporting Person IN

*	See Item 3
**	See Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 68272J106	Page 7 of 53

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person (entities only) George F. Hamel, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,707,697** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,707,697**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,697**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 31.87%

14.	Type of Reporting Person IN

*	See Item 3
**	See Items 2 and 5
*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 68272J106	Page 8 of 53

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person (entities only) Peter H. Kamin

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,707,697** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,707,697**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,697**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 31.87%

14.	Type of Reporting Person IN

*	See Item 3
**See	Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

THE PURPOSE OF THIS AMENDMENT NO. 6 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.

ITEM 4.	PURPOSE OF TRANSACTION

On February 6, 2004, the Reporting Persons sent a letter (the “Letter”) to Mr. Martin Kahn, the Executive Chairman of the Board of Directors and Interim Chief Executive Officer of the Issuer, expressing the Reporting Persons’ disappointment that the Special Committee decided to abandon its search for a buyer and that no firm offers had emerged during the Special Committee’s review of the Issuer’s strategic options. The Letter reiterated the Reporting Persons’ belief that it is in the best interests of the Issuer to operate for the foreseeable future as a private company. The Letter also stated that, after carefully reviewing the Issuer’s recently announced financial results, the Reporting Persons are now prepared to offer to acquire all of the outstanding shares of the Issuer not already owned by the Reporting Persons at a cash price of $8.10 per share on the terms and conditions contained in an enclosed merger agreement. The Letter also stated that the Reporting Persons do not require any third party financing to complete a going private transaction with the Issuer. A copy of the Letter is attached as Exhibit B to this report and is incorporated herein by reference. A copy of the Merger Agreement is attached as Exhibit C to this report and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A)	Joint Filing Agreement

B)	Letter from Reporting Persons dated February 6, 2004 to the Issuer

C)	Draft Merger Agreement sent from Reporting Persons to Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of the, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

VALUEACT CAPITAL PARTNERS, L.P., by VA Partners, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr., Managing Member

VALUEACT CAPITAL PARTNERS II, L.P., by VA Partners, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr., Managing Member

VALUEACT CAPITAL INTERNATIONAL, LTD., by VA Partners, L.L.C., its investment manager

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr., Managing Member

VA PARTNERS, L.L.C.

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr., Managing Member

	By:	/s/ JEFFREY W. UBBEN

Dated: February 9, 2004		Jeffrey W. Ubben

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr.,

	By:	/s/ PETER H. KAMIN

Dated: February 9, 2004		Peter H. Kamin

Exhibit A

JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of OneSource Information Services, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

VALUEACT CAPITAL PARTNERS, L.P., BY VA PARTNERS, L.L.C., ITS GENERAL PARTNER

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr., Managing Member

VALUEACT CAPITAL PARTNERS II, L.P., BY VA PARTNERS, L.L.C., ITS GENERAL PARTNER

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr., Managing Member

VALUEACT CAPITAL INTERNATIONAL, L.P., BY VA PARTNERS, L.L.C., ITS INVESTMENT MANAGER

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr., Managing Member

VA PARTNERS, L.L.C.

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr., Managing Member

	By:	/s/ JEFFREY W. UBBEN

Dated: February 9, 2004		Jeffrey W. Ubben

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: February 9, 2004		George F. Hamel, Jr.

	By:	/s/ PETER H. KAMIN

Dated: February 9, 2004		Peter H. Kamin

Exhibit B

February 6, 2004

Mr. Martin Kahn

Executive Chairman and Interim Chief Executive Officer

OneSource Information Services, Inc.

c/o Rho Management

152 West 57th Street, 23rd floor

New York, NY 10019

Via Facsimile and Federal Express

Dear Marty:

Last October, ValueAct Capital sent you a letter indicating our interest in acquiring OneSource Information Services, Inc. (“OneSource”). On January 12, 2004, ValueAct Capital sent you a second letter, and subsequently amended its 13D filing, stating that OneSource’s review process had gone on longer than anticipated. The letter also stated that due to the passage of time, and proximity to OneSource’s announcement of fourth quarter and year-end 2003 financial results, we wanted to wait for the earnings announcement to refresh our level of interest.

OneSource has now provided its fourth quarter and year-end 2003 financial results and we have reviewed them carefully. ValueAct Capital continues to believe that it would be in the best interests of OneSource to operate for the foreseeable future as a private company. This would enable OneSource to focus completely on achieving its long-term strategic goals, without the costs and distractions of operating as a public company.

We were disappointed to read that the Special Committee had decided to abandon its search for a buyer and that no firm offers had emerged during the process. In light of this, and having carefully reviewed the recently announced financial results, we are now prepared to offer to acquire all of the outstanding shares of OneSource that ValueAct Capital does not currently own at a cash price of $8.10 per share, on the terms and conditions contained in the enclosed merger agreement. This offer price represents more than an 11% premium to the closing sale price of OneSource shares today. We do not require any third party financing to complete this transaction.

My contact information for the remainder of the business day today (PST), and over the weekend is listed below. We are ready to work with you in order to successfully announce this transaction before the opening of trading on Monday, February 9, 2004

Sincerely,	George F. Hamel, Jr. Contact Information:
(xxx) xxx-xxxx Office
/s/ George F. Hamel, Jr.	(xxx) xxx-xxxx Mobile
(xxx) xxx-xxxx Home
George F. Hamel, Jr.	x@x.com E-mail & Blackberry Partner

Enclosure

Exhibit C

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BUYER,

BUYER MERGER SUB, INC.

and

TARGET

February     , 2004

Exhibit B

3.24	Vote Required	22
3.25.	Related Party Transactions.	22
3.26.	Takeover Statutes; Rights Plan	22
3.27.	NASDAQ Qualification.	22

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		22

4.1.	Organization and Standing.	22
4.2.	Subsidiaries.	23
4.3.	Corporate Power and Authority.	23
4.4.	Proxy Statement.	23

ARTICLE V COVENANTS		23

5.1.	Mutual Covenants.	23
5.2.	Covenants of Parent.	25
5.3.	Covenants of the Company.	26

ARTICLE VI CONDITIONS		31

6.1.	Conditions to the Obligations of Each Party.	31
6.2.	Conditions to Obligations of the Company.	32
6.3.	Conditions to Obligations of Parent.	32

ARTICLE VII TERMINATION AND AMENDMENT		33

7.1.	Termination.	33
7.2.	Effect of Termination.	34
7.3.	Termination Fee; Expenses.	34
7.4.	Amendment.	35
7.5.	Extension; Waiver.	35

ARTICLE VIII MISCELLANEOUS		35

8.1.	No Survival of Representations and Warranties.	35
8.2.	Notices.	35
8.3.	Interpretation; Definitions.	36
8.4.	Counterparts.	37
8.5.	Entire Agreement.	37
8.6.	Third Party Beneficiaries.	37
8.7.	Governing Law.	37
8.8.	Specific Performance.	37
8.9.	Assignment.	37
8.10.	Expenses.	38

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of the      day of February, 2004, by and among [Buyer], a Delaware limited liability company (“Parent”), [Buyer Merger Sub, Inc.], a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and [Target], a Delaware corporation (the “Company”).

BACKGROUND

A. The Boards of Directors of Parent, Merger Sub and the Special Committee and the Board of Directors of the Company have each approved the merger of Merger Sub with and into the Company, with the Company as the surviving corporation (the “Merger”), upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and

B. The Special Committee of the Board of Directors of the Company (the “Special Committee”) and the full Board of Directors of the Company have each approved this Agreement and the transactions contemplated hereby and declared the advisability and resolved to recommend approval of the Merger and approval and adoption of this Agreement by the stockholders of the Company, subject to the terms of this Agreement.

TERMS

In consideration of the foregoing and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the provisions of the DGCL, at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

1.2. Effective Time; Closing. Concurrently with the Closing (as hereinafter defined), the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Secretary of State”) a certificate of merger (the “Certificate of Merger”) in accordance with Section 251 of the DGCL. The Merger shall become effective (the “Effective Time”) when the Certificate of Merger has been filed with the Secretary of State or at such later time as shall be agreed upon by the parties and specified in the Certificate of Merger. The closing of the transactions contemplated hereby (the “Closing”) shall be held at the offices of Dechert LLP, 200 Clarendon Street, 27th Floor, Boston, Massachusetts, at 10:00 a.m. Boston time on the third business day after satisfaction or (to the extent permitted by law) waiver of those conditions set forth in Article VI (other than any of those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by law)

waiver of those conditions), or at such other place or time or on such other date as Parent and the Company may agree. The date on which the Closing takes place is referred to herein as the “Closing Date”).

1.3. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

1.4. Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.5. Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately following the Effective Time.

ARTICLE II

CONVERSION OF SECURITIES

2.1. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or their respective stockholders:

(a) Subject to the other provisions of this Article II, each share of Company Common Stock (as defined in Section 3.4) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Sock to be cancelled pursuant to Section 2.1(b) and Dissenting Common Stock (as defined in Section 2.3 shall be converted into and represent the right to receive $             in cash, without interest (the “Merger Consideration”). Subject to the other provisions of this Article II, as of the Effective Time, each such share of Company Common Stock shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired, and each holder of a certificate representing any such shares shall thereafter cease to have any rights with respect thereto except the right to receive the Merger Consideration.

(b) Each share of capital stock of the Company that is directly owned by the Company, any subsidiary of the Company, Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist and no Merger Consideration or any other payment shall be made in respect thereof.

2.2. Exchange of Certificates.

(a) Paying Agent. Promptly following the Effective Time, Parent shall deposit, or shall cause to be deposited, with                              or such other paying agent as may be designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Section 2.2, cash in an amount required to be paid pursuant to this Article II (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As soon as practicable after the Effective Time, Parent shall instruct the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (i) a letter of transmittal in customary form which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, the amount of cash which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted into the right to receive pursuant to this Article II and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration. In the event of a transfer of ownership of shares of Company Common Stock which is not registered on the transfer records of the Company, payment of the Merger Consideration may be issued to such transferee if the Certificate representing such shares of Company Common Stock held by such transferee is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented thereby, and there shall be no further registration of transfers on the stock transfer books of the Company of shares of Company Common Stock outstanding immediately prior to the Effective Time. All Certificates presented to the Surviving Corporation after the Effective Time for any reason shall be cancelled against delivery of cash to the holder thereof as provided in this Section 2.2.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to holders of Certificates 180 days after the Effective Time shall be delivered to Parent, upon demand therefor, and holders of Certificates who have not theretofore complied with this Section 2.2 shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, without any interest thereon.

(e) No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to two years after the Effective Time of the Merger (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.5)), any such Merger Consideration shall, to the extent permitted by Applicable Laws, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest the cash in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to this Article II.

(g) Missing Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and providing an appropriate indemnity or surety bond by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

2.3. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who have properly exercised appraisal rights with respect thereto (the “Dissenting Common Stock”) in accordance with Section 262 of the DGCL, shall not be converted into the right to receive the Merger Consideration, and holders of such shares of Dissenting Common Stock shall be entitled to receive payment of the appraised value of such shares of Dissenting Common Stock in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Dissenting Common Stock shall thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisals of shares of Dissenting Common Stock. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisals or offer to settle or settle any such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.

2.4. Stock Option Plans. As soon as practicable following the date of this Agreement, but in any event no later than thirty (30) days before the Closing Date, the board of directors of the Company (or, if appropriate, any committee administering the stock option plans of the Company) shall adopt such resolutions or use all reasonable efforts to take such other actions as are required to provide that each then outstanding stock option (whether or not vested) to purchase shares of Company Common Stock (each, a “Company Stock Option”) heretofore granted under any stock option or other stock-based incentive plan, program or arrangement of the Company (collectively, the “Company Stock Option Plans”) shall be cancelled immediately prior to the Effective Time in exchange for payment of an amount in cash equal to the product of (i) the number of unexercised shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Stock Option.

2.5. Company ESPP Plans. Prior to the Effective Time, the Company shall take all such actions as may be necessary to cause the termination of any employee stock purchase plan, whether qualified under section 423 of the Code or not (“Company ESPP”) maintained by the Company. The Company shall refund all amounts contributed to the Company ESPP to the participants in such plan, in accordance with its terms, and all purchase rights issued under the Company ESPP shall be cancelled.

2.6. Withholding Rights. Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, (the “Code”), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of which such deduction and withholding was made by Parent or the Paying Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In order to induce Parent to enter into this Agreement, the Company hereby represents and warrants to Parent as follows:

3.1. Organization and Standing. Each of the Company and each subsidiary (as defined in Section 8.3) of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of the Company and each subsidiary of the Company is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3) on the Company. The Company is not in default in the performance, observance or fulfillment of any provision of its Certificate of Incorporation or its Bylaws, each as in effect on the date hereof (the “Company Certificate” and the “Company Bylaws,” respectively). The Company has heretofore furnished to Parent a complete and correct copy of the Company Certificate and the Company Bylaws.

3.2. Subsidiaries. The Company does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise, except for the subsidiaries and other entities set forth in Section 3.2 to the disclosure schedule delivered by the Company to Parent and dated the date hereof (the “Company Disclosure Schedule”). Except as set forth in Section 3.2 to the Company Disclosure Schedule, the Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any entity or enterprise that is not wholly-owned by the Company. Except as set forth in Section 3.2 to the Company Disclosure Schedule, the Company owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of the Company’s subsidiaries, free and clear of all liens, pledges, security interests, claims or other encumbrances. Each of the outstanding shares of capital stock of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable. All of the capital stock of each subsidiary of the Company is owned by the Company and/or one or more wholly-owned subsidiaries of the Company. Other than as set forth in Section 3.2 to the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any capital stock or other securities of any subsidiary of the Company, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock or other securities of any subsidiary of the Company, and neither the Company nor any subsidiary of the Company has any obligation of any kind to issue any additional shares of capital stock or other securities of any subsidiary of the Company or to pay for or repurchase any shares of capital stock or other securities of any subsidiary of the Company or any predecessor thereof.

3.3. Corporate Power and Authority. The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to approval of the Merger and the transactions contemplated hereby by the stockholders of the Company, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company have been duly and validly authorized by all necessary corporate action on the part of the Company, other than the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL and the Company’s Certificate of Incorporation and Bylaws (the “Requisite Company Vote”). The Special Committee and the full Board of Directors of the Company have each approved this Agreement and the transactions contemplated hereby and declared the advisability thereof. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against it in accordance with its terms.

3.4. Capitalization of the Company. The authorized capital stock of the Company consists solely of (a) 35,000,000 shares of common stock, par value $0.01 per share (“Company Common Stock”), of which                      shares were issued and outstanding as of the date hereof and (b) 1,000,000 shares of preferred stock, par value          per share, none of which are issued and outstanding on the date hereof. As of the date hereof, (i)              shares of Company Common Stock remain available for issuance pursuant to the Company Stock Option Plans and              shares of Company Common Stock are subject to outstanding Options and (ii)              shares of Company Common Stock were held by the Company in its treasury. Except as set forth in this Section 3.4 and the preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement dated as of October 1, 2003 between the Company and American Stock Transfer & Trust Company (the “Rights Agreement”), there are not any options, warrants, calls, subscriptions, or other rights, or other agreements obligating the Company to issue, transfer or sell any shares of capital stock of, or other equity interests in, the Company.

All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of, or other equity interests in, each subsidiary of the Company have been duly authorized and validly issued and are fully paid and non-assessable and are owned by either the Company or another of its wholly-owned subsidiaries, free and clear of all liens, charges, claims or encumbrances. There are no outstanding options, warrants, puts, calls, agreements, subscriptions, convertible securities or other rights, or other agreements, understandings or commitments, of any type relating to the issuance, sale, repurchase or transfer by the Company of any securities of the Company. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company.

3.5. Conflicts; Consents and Approvals. Except as set forth in Section 3.5 to the Company Disclosure Schedule and, in the case of (b), (c) and (d), for any of the following that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will:

(a) conflict with, or result in a breach of any provision of, the Company Certificate or the Company Bylaws;

(b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which the Company or any of its subsidiaries is a party;

(c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by the Company or any of its affiliates with, any third party or any local, domestic, foreign or multi-national or supra-national court, tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”), other than (i) approval of the Merger and the transactions contemplated hereby by stockholders of the Company, (ii) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) filings and consents under non-U.S. laws and regulations intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (“Foreign Antitrust Laws”); and (iv) registrations, filings, consents, approvals or other actions required under federal and state securities laws and the rules of the Nasdaq Stock Market, Inc. as are contemplated by this Agreement.

3.6. No Material Adverse Effect. Except as set forth in Section 3.6 to the Company Disclosure Schedule and except as specifically disclosed in the Company SEC Documents (as defined in Section 3.7) filed with the Commission prior to the date of this Agreement, since December 31, 2002, there has been no change in the business, assets, liabilities, results of operations or financial condition of the Company which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Company.

3.7. Company SEC Documents. The Company has timely filed with the Commission all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 1998 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”) or the Securities Act of 1933, as amended, (the “Securities Act”) (such documents, as supplemented and amended since the time of filing, collectively, the “Company SEC Documents”). The Company SEC Documents, including, without limitation, any financial statements or schedules included or incorporated by reference therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) except as set forth in Section 3.7 to the Company Disclosure Schedule, complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The financial statements of the Company included in the Company SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments consistent with past practice), in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the Commission, the Nasdaq Stock Market, Inc., any stock exchange or any other comparable Governmental Authority.

3.8. Taxes. Except as set forth in Section 3.8 to the Company Disclosure Schedule and except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(a) The Company and its subsidiaries (i) have duly filed all Tax Returns (as defined in Section 3.8(d)) (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by the Company or its subsidiaries, all of which Tax

Returns are true and correct; (ii) have within the time and manner prescribed by Applicable Law paid all Taxes (as defined in Section 3.8(d)), required to be paid in respect of the periods covered by such Tax Returns or otherwise due to any Governmental Authority; (iii) have established in accordance with their normal accounting practices and procedures, accruals and reserves that are adequate for the payment of all Taxes not yet due and payable; (iv) are not delinquent in the payment of any Tax; and (v) have not received written notice of any deficiencies for any Tax from any Governmental Authority against the Company or any of its subsidiaries, which deficiency has not been satisfied. Neither the Company nor any of its subsidiaries is the subject of any currently ongoing Tax audit. Neither the Company nor any of its subsidiaries has requested, or been granted, an extension of time in which to file Tax Returns or pay Taxes, which extension has continuing effect. With respect to any taxable period ended prior to January 1, 1999, all federal income Tax Returns including the Company or any of its subsidiaries have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations. Neither the Company nor any of its Subsidiaries is or may be subject to any “accuracy-related penalty” under Code § 6662 (or any comparable provision of state, local or foreign law) with respect to Tax periods for which Tax Returns have been filed. Neither the Company nor any of its Subsidiaries is subject to any extension of the statute of limitations for collection of Taxes under Code § 6501 (or any comparable provision of state, local, or foreign law) from the minimum period allowed by law as a result of failure to accurately complete, or to disclose any items in, a Tax Return. There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible, of the Company or any of its subsidiaries (other than liens for Taxes not yet due). No claim has ever been made in writing by a Governmental Authority in a jurisdiction where the Company or its subsidiaries do not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation by that jurisdiction.

(b) Neither the Company nor any of its subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other person with respect to Taxes. Neither the Company nor any of its subsidiaries is now or has ever been a party to or bound by any contract, agreement or other arrangement (whether or not written and including, without limitation, any arrangement required or permitted by Applicable Law (including pursuant to Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law)) that (i) requires the Company or any of its subsidiaries to make any Tax payment to or for the account of any other person, (ii) affords any other person the benefit of any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) of the Company or any of its subsidiaries, or (iii) requires or permits the transfer or assignment of income, revenues, receipts or gains to the Company or any of its subsidiaries from any other person. Neither the Company nor any of its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code § 7121 (or any comparable provision of state, local, or foreign law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any comparable provision of state, local, or foreign law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date. Neither the Company nor any of its subsidiaries is a party to any “gain recognition agreement” as described in Treasury Regulation § 1.367(a)-8 (or any analogous provision of foreign law). Neither the Company nor any of it subsidiaries is a party to any transaction that is or was (i) intended to qualify under Code sections 355 or 368, or (ii) required to be reported to any Governmental Authority under Treasury Regulation § 1.6011-4 (or any comparable or predecessor provision of federal, state, local or foreign law).

(c) The Company and its subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) For purposes of this Agreement, (i) “Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, inventory, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any Governmental Authority, and (ii) “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

3.9. Compliance with Law. Except as set forth in Section 3.9 to the Company Disclosure Schedule or as specifically disclosed in the Company SEC Documents filed with the Commission prior to the date hereof, the Company is in compliance with all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered, by any Governmental Authority, (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, “Applicable Laws”), relating to the Company or its business or properties, except where the failure to be in compliance with such Applicable Laws individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company. Except as disclosed in Section 3.9 to the Company Disclosure Schedule or as specifically disclosed in the Company SEC Documents filed with the Commission prior to the date hereof, no investigation or review by any Governmental Authority with respect to the Company is pending, or, to the knowledge of the Company, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.10. Intellectual Property.

(a) Definitions. For the purposes of this Section 3.10, the following terms have the following definitions:

(i) “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and applications therefor (including, without limitation, petty patents and utility models) and all reissues, divisions, renewals, extensions, provisional, continuations and continuations-in-part thereof (“Patents”); (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all works of authorship, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (iv) all semiconductor and semiconductor circuit designs; (v) all rights to all mask works and reticules, mask work registrations and applications therefor; (vi) all industrial designs and any registrations and applications therefor throughout the world; (vii) all trade names, logos, common law trademarks and service marks; trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world; (viii) all databases and data collections and all rights therein throughout the world; (ix) all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all Web addresses, sites and domain names; (x) any similar, corresponding or equivalent rights to any of the foregoing; and (xi) all technical, design, end-user and other documentation related to any of the foregoing.

(ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, controlled by or exclusively licensed to the Company or any of its subsidiaries. Without in any way limiting the generality of the foregoing, Company Intellectual Property includes all Intellectual Property owned or licensed by the Company related to the Company’s products, including without limitation all rights in any design code, documentation, and tooling for packaging of semiconductors in connection with all current products and products in design and development.

(iii) “Registered Intellectual Property” shall mean all United States, international and foreign: (i) patents, patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, and any domain name registrations; (iii) registered copyrights and applications for copyright registration; (iv) any mask work registrations and applications to register mask works; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.

(iv) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, exclusively licensed or filed in the name of, the Company or any of its subsidiaries.

(b) Section 3.10(b) of the Company Disclosure Schedule is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, (i) the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, (ii) the owner of the Company Registered Intellectual Property, (iii) respective issuance, application, serial or registration number, (iv) the date of its creation, application and issuance or registration, and (v) lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

(c) No Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company or any of its subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(d) Each item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

(e) Company owns and has good and exclusive title to, each item of Company Intellectual Property free and clear of any lien or encumbrance (excluding non-exclusive licenses and related restrictions granted in the ordinary course). Without limiting the foregoing: (i) Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company and its subsidiaries, including the sale, distribution or provision of any Company Products by Company or its subsidiaries; (ii) Company owns exclusively, and has good title to, all copyrighted works that are Company Products or which Company or any of its subsidiaries otherwise purports to own; and (iii) to the extent that any Patents would be infringed by any Company Products, Company is the exclusive owner of such Patents.

(f) To the extent that any technology, software or Intellectual Property has been developed or created independently or jointly by a third party for Company or any of its subsidiaries or is incorporated into any of the Company Products, Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained an exclusive, perpetual, non-terminable and irrevocable license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

(g) Neither Company nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was Company Intellectual Property, to any third party, or permitted Company’s rights in such Company Intellectual Property to lapse or enter the public domain.

(h) Section 3.10(h) of the Company Disclosure Schedule lists all contracts, licenses and agreements to which Company or any of its subsidiaries is a party: (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to Company.

(i) All contracts, licenses and agreements relating to either (i) Company Intellectual Property or (ii) Intellectual Property of a third party used in the business of Company or any of its subsidiaries, are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements. Each of Company and its subsidiaries is in compliance with, and has not breached any term of any such contracts, licenses and agreements and, to the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company’s rights under such contracts, licenses and agreements to the same extent Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any contracts or agreements to which the Company is a party, will result in (i) either Parent’s or the Merger Sub’s granting to any third party any right to or with respect to any Intellectual Property right owned by, or licensed to, either of them, (ii) either the Parent’s or the Merger Sub’s being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (iii) either the Parent’s or the Merger Sub’s being obligated to pay any royalties or other amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

(j) The Company Intellectual Property includes all Intellectual Property includes all Intellectual Property required for the operation of the business of the Company and its subsidiaries as such business has been conducted, currently is conducted, and is intended to be conducted including (i) Company’s and its subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of the products or services of Company and its subsidiaries (including Company Products) and (ii) the Company’s use of any product, device or process, has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction. Except as set forth in Section 3.10(j) of the Company Disclosure Schedule, no person shall be entitled to, neither the Company nor its subsidiaries shall have any obligation to compensate any person for, the use of any Intellectual Property by the Company or any of its subsidiaries in connection with the operation of the business by the Company and its subsidiaries.

(k) Neither Company nor any of its subsidiaries has received notice from any third party (i) alleging invalidity with respect to any Intellectual Property used by the Company or its subsidiaries, or (ii) that the operation of the business of Company or any of its subsidiaries or any act, product or service of Company or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(l) Except as set forth in Section 3.10(l) to the Company Disclosure Schedule, to the Company’s knowledge, no third party is infringing on or has misappropriated any of the Company Intellectual Property.

(m) The Company and each of its subsidiaries has taken all prudent and reasonable steps to protect Company’s and its subsidiaries’ rights in Company’s confidential information, trade secrets and other Intellectual Property used by the Company and its subsidiaries, and any trade secrets or confidential information of third parties provided to Company or any of its subsidiaries, and, without limiting the foregoing, each of Company and its subsidiaries has and enforces a policy requiring each employee and contractor to execute non-competition proprietary information/confidentiality and assignment of copyrights and inventions agreements, each agreement substantially in the forms provided to Parent and all current and former employees and consultants of Company and any of its subsidiaries have executed such agreements.

(n) With respect to the Company Products listed on Schedule 3.10(n) of the Company Disclosure Schedules, (i) Company and its subsidiaries maintain machine-readable master-reproducible copies, source code listings, technical documentation and user manuals for the most current releases or versions thereof and for all earlier releases or versions thereof currently being supported by them; (ii) in each case, the machine-readable copy conforms to the corresponding source code listing; (iii) such Company Products are written in the language set forth on Schedule 3.10(n) of the Company Disclosure Schedules, for use on the hardware set forth on Schedule 3.10(n) of the Company Disclosure Schedules with standard operating systems; (iv) such Company Products can be maintained and modified by reasonably competent programmers familiar with such language, hardware and operating systems; (v) in each case, the Company Products operate in accordance with the user manual therefor without material operating defects; (vi) except as set forth on Schedule 3.10(n) of the Company Disclosure Schedules, the Company Products do not require “dongles” or other hardware locks, and the Company Products do not include any serial number, clock, timer, counter, or other limiting, disabling, or self-replicating code that causes the Company Products or any other data to be disabled, distorted, erased, made inoperable or otherwise incapable of being used in accordance with the full manner for which it is designed, (vii) the Company Products do not include any computer viruses or other harmful code, the purpose of which is to disable or interrupt the operation of a computer system or destroy or alter any data, (viii) Schedule 3.10(n) of the Company Disclosure Schedules lists any third party products or services that are necessary for the use of the Company Products in accordance with any documentation or descriptions thereto distributed by the Company or its subsidiaries, and (ix) Schedule 3.10(n) of the Company Disclosure Schedules lists any source code escrow arrangements entered into by the Company or its subsidiaries.

3.11. Title to Properties. The Company owns or holds under valid leases all material real property, plants, machinery and equipment necessary for the conduct of the business of the Company as presently conducted.

3.12. Litigation. Except as set forth in Section 3.12 to the Company Disclosure Schedule or specifically disclosed in the Company SEC Documents filed with the Commission prior to the date of this Agreement, there is no suit, claim, action, proceeding, audit or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Section 3.12 to the Company

Disclosure Schedule, since December 31, 1998 the Company has not been subject to any outstanding order, writ, injunction or decree specifically applicable to the Company which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

3.13. Proxy Statements. The Proxy Statement (as hereinafter defined) (including, without limitation, a Schedule 13E-3 filing), or similar materials distributed to the Company’s stockholders in connection with the Merger, including any amendments or supplements thereto, shall not, at the time filed with the SEC, at the time mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information provided by or required to be provided by Parent or Merger Sub and/or by their respective auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the Proxy Statement.

3.14. Brokerage and Finder’s Fees; Expenses. Except in connection with the engagement of Morgan Stanley and Portico Capital Securities (the fees of both of which firm shall be the sole responsibility of the Company), and none of the Company or Merger Sub or any of their respective stockholders, directors, officers or employee thereof has incurred or will incur on behalf of the Company any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement. The Company has heretofore furnished to Parent a complete and correct copy of the engagement letter between the Company and each of Morgan Stanley and Portico Capital Securities.

3.15. Employee Benefit Plans. (a) For purposes of this Agreement, the following terms have the definitions given below:

“Company Plan” means each plan, program, policy, practice or other arrangement providing for compensation, severance, retirement benefits, fringe benefits, equity-based awards or other benefits of any kind (including, but not limited to, all employee welfare benefit plans within the meaning of Section 3(l) of ERISA and all employee pension benefit plans within the meaning of Section 3(2) of ERISA) maintained, sponsored, contributed to or required to be contributed to by the Company for the benefit of its employees or former employees, or with respect to which the Company or any ERISA Affiliates has or may have any liability, contingent or otherwise, and further including any of the foregoing which cover directors or former directors of the Company or any subsidiary.

“Controlled Group Liability” means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) corresponding or similar provisions of foreign laws or regulations, in each case other than pursuant to the Company Plans.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Withdrawal Liability” means liability to a Multiemployer Plan (as defined in Section 3.16) as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(b) With respect to each Company Plan, the Company has provided to Parent a true, correct and complete copy of each material document relating to a material liability with respect thereto, including without limitation the following (where applicable): (i) each writing constituting a part of such Company Plan, including without limitation all plan documents, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; (v) the most recent determination letter from the Internal Revenue Service, if any, and (vi) if any Company Plan is unwritten, a written summary thereof. Except as set forth in Section 3.16(b) of the Company Disclosure Schedule, no Plan is now nor at any time has been subject to Part 3, Subtitle B of Title I of ERISA or Title IV of ERISA.

(c) The Company Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code, or Sections 401(k) or 401(m) of the Code, as applicable (each a “Qualified Plan”), now meet, and at all times since their inception have met, the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Section 501(a) of the Code. Except as set forth on Section 3.15(c) of the Company Disclosure Schedule, each of the Qualified Plans has received a favorable determination from the Internal Revenue Service, and no such determination letter has been revoked nor, are there any existing circumstances why any such determination letter should be revoked nor has any Qualified Plan been amended since the date of its most recent determination letter in any respect which would adversely affect the qualified status of any Company Qualified Plan or the related trust or materially increase its costs.

(d) No Company Plans are now or at any time have been subject to Part 3, Subtitle B of Title I of ERISA or Title IV of ERISA. All contributions required to be made to any Company Plan by Applicable Laws or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Plan, before the date hereof have been made or paid in full on or before the final due date thereof. All contributions with respect to the period ending at the Effective Time will have been made or paid in full even if not due until a later date. All payments under the Company Plans, except those to be made from a trust qualified under section 401(a) of the Code, for any period ending before the Effective Time that are not yet, but will be, required to be made are properly accrued and reflected on the Company’s balance sheet or are disclosed in Section 3.15(d) of the Company Disclosure Schedule.

(e) The Company and its subsidiaries have materially complied, and are now in material compliance, with all applicable provisions of ERISA and the Code and all Applicable Laws relating to employees and employee benefits. Each Company Plan has been established and operated in material compliance with its terms and Applicable Laws. There is not now, and there are no existing circumstances that individually or in the aggregate would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Company Plan or the imposition of any lien on the assets of the Company or any of its subsidiaries under ERISA or the Code. The Company and its subsidiaries are each in material compliance with all Applicable Laws respecting employment.

(f) Except as set forth in Section 3.15(f) to the Company Disclosure Schedule, no Company Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), nor has the Company or any of its subsidiaries or any of their respective ERISA Affiliates, at any time within six years before the date hereof, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. With respect to each Multiemployer Plan: (i) neither the Company nor any of its ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full; (ii) neither the Company nor any ERISA Affiliate has received any notification, nor has any reason to believe, that any such plan is in reorganization, is insolvent, or has been terminated, or could reasonably be expected to be in reorganization, to be insolvent, or to be terminated; and (iii) no circumstances exist which individually or in the aggregate could reasonably be expected to result in Withdrawal Liability with respect to a Plan.

(g) There does not now exist, and there are no existing circumstances that individually or in the aggregate would reasonably be expected to result in, any material Controlled Group Liability. Without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries nor any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

(h) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and except as set forth in Section 3.15(h) to the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(i) Except as disclosed in Section 3.15(i) to the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, or constitute an event which, with the passage of time or the giving of notice or both will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of the Company or any of its subsidiaries. Without limiting the generality of the foregoing, except as set forth in Section 3.15(i) to the Company Disclosure Schedule, no amount paid or payable by the Company or any of its subsidiaries or affiliates in connection with the transactions contemplated hereby either solely as a result thereof or as a result of such transactions in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code. Except as disclosed in Section 3.15(i) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor of the Company that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code nor will the Company be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax as a payment to such person.

(j) Except as disclosed in Section 3.15(j) to the Company Disclosure Schedule, there are no pending, or to the knowledge of the Company threatened, Actions (other than claims for benefits in the ordinary course) with respect to the Company Plans.

(k) Section 3.15(k) to the Company Disclosure Schedule sets forth a list of each employment, consulting, severance or similar agreement under which the Company or any of its subsidiaries is or could become obligated to provide compensation or benefits in excess of $[75,000], and the Company has provided to Parent a copy of each such agreement.

(l) No employer securities, employer real property or other employer property is included in the assets of any Company Plan.

(m) No event has occurred, and there exists no condition or set of circumstances in connection with any Plan, under which the Parent, Merger Sub, the Company or any of its subsidiaries, nor any employee of the foregoing, nor to the knowledge of the Company any fiduciary or service provider to any Company Plan, directly or indirectly, could reasonably be expected to be subject to any risk of material liability under Sections 409 or 502 of ERISA or Section 4975 of the Code.

(n) Company maintains policies or practices on the proper classification for all employees, leased employees, consultants and independent contracts, for all purposes (including, without limitation, for all tax purpose and for purposes of determining eligibility to participate in any Company Plan.)

3.16. Contracts. Section 3.16 to the Company Disclosure Schedule lists all contracts, agreements, guarantees, leases and executory commitments (each a “Contract”), other than Company Plans and any Contracts heretofore filed as an exhibit to any Company SEC Document since January 1, 1999, that exist as of the date hereof to which the Company is a party or by which it is bound and which fall within any of the following categories: (a) Contracts not entered into in the ordinary course of the Company’s business other than those that individually or in the aggregate are not material to the business of the Company, (b) joint venture and partnership agreements, (c) Contracts containing covenants purporting to limit the freedom of the Company to compete in any line of business in any geographic area or to hire any individual or group of individuals, (d) Contracts which after the Effective Time would have the effect of limiting the freedom of Parent or its subsidiaries (including the Surviving Corporation) to compete in any line of business in any geographic area or to hire any individual or group of individuals, (e) Contracts which contain minimum purchase conditions in excess of $250,000 or requirement everything else, or requirements or other terms that restrict or limit the purchasing relationships of the Company or its affiliates, or any customer, licensee or lessee thereof, (f) Contracts relating to any outstanding commitment for capital expenditures in excess of $250,000, (g) indentures, mortgages, promissory notes, loan agreements or guarantees of borrowed money in excess of $100,000 in the aggregate, letters of credit or other agreements or instruments of the Company or commitments for the borrowing or the lending by the Company of amounts in excess of $100,000 in the aggregate or providing for the creation of any charge, security interest, encumbrance or lien upon any of the assets of the Company with an aggregate value in excess of $250,000, (h) Contracts providing for “earn-outs” or other contingent payments by the Company involving more than $250,000 in the aggregate over the terms of all such Contracts, (i) Contracts associated with off balance sheet financing in excess of $100,000 in the aggregate, including but not limited to arrangements for the sale of receivables, (j) licenses or similar agreements granting the right to use any material Intellectual Property, (k) stock purchase agreements, asset purchase agreements or other acquisition or divestiture agreements relating to material transactions since January 1, 1999, or (l) any agreement which is material to the Company, irrespective of amount. All Contracts to which the Company is a party or by which it is bound are valid and binding obligations of the Company and, to the knowledge of the Company, the valid and binding obligation of each other party thereto except such Contracts which if not so valid and binding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor, to the knowledge of the Company, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any such Contract except such violations or defaults under or terminations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Set forth in Section 3.16(m) to the Company Disclosure Schedule is a description of any material changes to the amount and terms of the indebtedness of the Company and its subsidiaries from (i) the Exhibits to the Company’s Form 10-Q for the period ended September 30, 2003 filed with the Commission, with respect to the terms of such indebtedness, and (ii) the description in the financial statements (including the notes thereto) incorporated in the Company’s Form 10-Q for the period ended September 30, 2003 filed with the Commission, with respect to the amount of such indebtedness. Set forth in Section 3.16(n) to the Company Disclosure Schedule is the amount of the annual premium currently paid by the Company for its directors’ and officers’ liability insurance.

3.17. Labor Matters. Except as set forth on Section 3.17 of the Company Disclosure Schedule, at the present time and during the past three years, (A) no unfair labor practice complaint or charge against the Company has been brought before, or, to the knowledge of the Company, threatened by, the National Labor Relations Board or any other government agency or court in any jurisdiction; (B) there has not occurred or, to the knowledge of the Company, been threatened any labor strike, dispute, picketing, slowdown, stoppage, or other similar labor activity against or involving any the Company; (C) the Company is not nor has it been party to any collective bargaining agreement and there are no labor unions or other organizations representing, purporting to represent, or attempting to represent any employee; (D) the Company is not nor has it been a party to, or affected by or threatened with, any union organizing or election activity or any dispute or controversy with a union involving its employees; (E) the Company has not experienced any material labor difficulty; and (F) the Company has no knowledge that the Company’s relations with its employees are other than satisfactory. To the knowledge of the Company, no employee of any the Company intends to terminate employment with the Company. The Company has not effectuated a “plant closing” or “mass layoff” under the Worker Adjustment Retraining Notification Act (“WARN Act”) with respect to the business of the Company; nor in the past 90 days has the Company effectuated any plant closings or layoffs, which constitute an “employment loss” within the meaning of the WARN Act or any state or local law similar to the WARN Act.

3.18. Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against in the consolidated balance sheet of the Company as of September 30, 2003 included in the Company SEC Documents, or disclosed in the footnotes to the financial statements as of such date or the footnotes to the September 30, 2003 financial statements included in the Company SEC Documents filed prior to the date hereof, (ii) as incurred after September 30, 2003 in the ordinary course of business consistent with prior practice and not prohibited by this Agreement, (iii) as described in the Company SEC documents filed since September 30, 2003 but prior to the date hereof, or (iv) as set forth in Section 3.18 to the Company Disclosure Schedule, the Company does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

3.19. Operation of the Company’s Business; Relationships. (a) Since September 30, 2003 through the date of this Agreement and except for entering into this Agreement, the Company has not engaged in any transaction which, if done after execution of this Agreement, would violate in any material respect Section 5.3(c), except as set forth in Section 3.19(a) to the Company Disclosure Schedule or as specifically disclosed in the Company SEC Documents filed with the Commission prior to the date of this Agreement.

(b) Except as set forth in Section 3.19(b) to the Company Disclosure Schedule, (i) from January 1, 2000 to the date hereof, no material customer of the Company has indicated that it will stop or materially decrease purchasing materials, products or services from the Company and (ii) since January 1, 2000, no material supplier of the Company has indicated that it will stop or materially decrease the supply of materials, products or services to the Company, or impose conditions or credit limits on the Company, in each case, the effect of which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Company.

3.20. Permits; Compliance. The Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the “Company Permits”), except where the failure to be in possession of such Company Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and there has occurred no default or breach under any such Company Permit.

3.21. Environmental Matters. Except for matters disclosed in Section 3.21 of the Company Disclosure Schedule, (a) the properties, operations and activities of the Company and its subsidiaries have at all times been for all applicable periods of limitation, and are, in material compliance with all applicable Environmental Laws and Environmental Permits (each as defined below); (b) the Company and its subsidiaries and the properties and operations of the Company and its subsidiaries are not subject to any pending or, to the knowledge of the Company, threatened Action under any Environmental Law, including without limitation with respect to any present or former operations, facilities or subsidiaries; (c) there has been no release of any Hazardous Materials (as defined below) into the environment by the Company or its subsidiaries, and there are no Hazardous Materials present at, on, under, within or which have migrated from, any properties of the Company or its subsidiaries; and (d) neither the Company nor any of its subsidiaries (x) has received any written notice that the Company, any of its subsidiaries or any of their respective present or former operations, facilities or subsidiaries is or may be a potentially responsible party or otherwise liable in connection with any site used for the disposal of or otherwise containing Hazardous Materials, or (y) has disposed of, arranged for the disposal of, or transported any Hazardous Materials to any site which is listed on the U.S. Environmental Protection Agency’s National Priorities List or which is otherwise subject to remediation or investigation. The Company and its subsidiaries have made available to Parent all material internal and external environmental audits and reports (in each case relevant to the Company or any of its subsidiaries) in the possession of the Company or its subsidiaries. The term “Environmental Laws”) means all Applicable Laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder, as in effect on the date hereof. “Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

3.22. Opinion of Financial Advisor. The Special Committee has received the written opinion of Morgan Stanley, its financial advisor, to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of Company Common Stock, other than Buyer and Merger Sub, pursuant to this Agreement is fair to such holders from a financial point of view, and such opinion has not been withdrawn or revoked or modified in any respect.

3.23. Special Committee and Board Recommendation. The Special Committee and the Board of Directors of the Company, the latter at a meeting duly called and held at which a quorum was present throughout, has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company Stockholders and (ii) resolved to recommend that the holders of the shares of Company Common Stock entitled to vote thereon approve this Agreement and the transactions contemplated herein, including the Merger (the “Company Board Recommendation”). The Company Board Recommendation has not been withdrawn, revoked or modified.

3.24. Vote Required. The Requisite Company Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary (under the charter documents of the Company, the DGCL, other applicable law or otherwise) to approve this Agreement and the Merger.

3.25. Related Party Transactions. Since the date of the Company’s proxy statement dated April 18, 2003, no event has occurred that would be required to be reported under Item 404 of Regulation S-K promulgated by the Commission.

3.26. Takeover Statutes; Rights Plan. The Company has taken all actions such that no restrictive provision of any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar anti-takeover statute or regulation (including, without limitation, Section 203 of the DGCL) (each a “Takeover Statute”) or restrictive provision of any applicable anti-takeover provision in the governing documents of the Company is, or at the Effective Time will be, applicable to the Company, Parent, Merger Sub, the Merger, this Agreement or any of the other transactions contemplated hereby or thereby. After giving effect to the amendment to the Rights Plan effective as of the date hereof, the Rights Plan is inapplicable to the Merger, this Agreement and the transactions contemplated hereby or thereby.

3.27. NASDAQ Qualification. All outstanding shares of the Company Common Stock are designated as qualified for trading on the NASDAQ National Market of the NASDAQ Stock Market operated by the NASDAQ Stock Market Inc.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

In order to induce Parent to enter into this Agreement, Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1. Organization and Standing. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, each with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned and with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Parent and Merger Sub is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction individually or in the aggregate would not reasonably be expected to have a Material Adverse

Effect on Parent. Parent is not in default in the performance, observance or fulfillment of any provision of its Certificate of Formation or its Operating Agreement, each as in effect on the date hereof (the “Parent Certificate” and the “Parent Operating Agreement,” respectively).

4.2. Subsidiaries. Parent does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise, other than Merger Sub.

4.3. Power and Authority. Parent and Merger Sub have all requisite power and authority to (a) enter into and deliver this Agreement, (b) perform its obligations hereunder and (c) to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub have been duly authorized by all necessary action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of Parent and Merger Sub enforceable against them in accordance with its terms.

4.4. Proxy Statement. None of the information provided by Parent or Merger Sub and/or by their respective auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the Proxy Statement (including, without limitation, a Schedule 13E-3 filing), shall, at the time filed with the SEC, at the time mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholders Meeting, or the Closing, any event relating to Parent or any of its Affiliates, officers or directors should be discovered by Parent that should be set forth in a supplement to the Proxy Statement, Parent shall promptly inform the Company.

ARTICLE V

COVENANTS

5.1. Mutual Covenants.

(a) HSR Act Filings; Best Efforts; Notification. (i) Each of Parent and the Company shall (A) make or cause to be made the filings required of such party or any of its subsidiaries or affiliates under the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within five business days after the date of this Agreement, (B) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other materials received by such party or any of its subsidiaries from the Federal Trade Commission or the Department of Justice (either, an “HSR Authority”) or any other Governmental Authority in respect of such filings or such transactions, and (C) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Foreign Antitrust Laws with respect to any such filing or any such transaction. Each party shall use its best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the Merger and the other transactions contemplated by this Agreement. Each party shall promptly inform the other party of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Authority regarding any such filings or any such transaction. Neither party shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or other Antitrust Laws.

(ii) Each of Parent and the Company shall use its best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, any Foreign Antitrust Laws, and any other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) provided, however, that neither Parent, Merger Sub nor the Company, nor any of their respective Affiliates, shall be required, as a result of this Section 5.1(a)(ii), to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to take any action that could reasonably be expected to limit (A) the freedom of action of Parent or its subsidiaries or Affiliates with respect to operation of, or Parent’s or its subsidiaries’ or Affiliates’ ability to retain, the Company or any business, product lines or assets of the Company, or (B) the ability to retain, own or operate any portion of the businesses, product lines or assets, of the Parent or alter or restrict in any way the business or commercial practices of the Company, the Parent, or either of their subsidiaries or Affiliates. Parent shall be entitled to direct any proceedings or negotiations with any Governmental Authority relating to any of the foregoing described in this paragraph (ii) or to the matters described in paragraph (i) of this Section 5.1(a), provided that it shall afford the Company a reasonable opportunity to participate therein, and provided, further, that nothing in this sentence shall affect the parties’ rights and obligations contained in the third, fourth and fifth sentences of Section 5.1(a)(i). Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.1(a) shall limit a party’s right to terminate this Agreement pursuant to Section 7.1, so long as such party has up to then complied in all material respects with its obligations under this Section 5.1(a). Each of Parent and the Company shall use its best efforts to take such action as may be required to cause the expiration or early termination of the notice period under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(iii) Each of the parties shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (A) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including other filings with Governmental Authorities, if any), subject to the limitations of Section 5.1(a)(ii), (B) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Merger that are necessary to consummate the Merger and the transactions contemplated by this Agreement or required to prevent a Material Adverse Effect on Parent or the Company from occurring prior to or after the Effective Time, (C) the preparation of the Proxy Statement and (D) the execution and delivery of any additional instruments necessary to consummate the transaction contemplated by, and to fully carry out the purposes of, this Agreement.

(iv) Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Company shall be required to (i) hold separate (including by trust or otherwise) or divest any of their respective businesses or assets or (ii) waive any of the conditions to the Merger set forth in Article VI of this Agreement as they apply to such party.

(b) Public Announcements. Each of the parties agrees that it shall not, nor shall any of their respective affiliates, issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior approval of the other party, except such disclosure as may be required by law or by any listing agreement with the Nasdaq Stock Market, Inc., a national securities exchange; provided, if such disclosure is required by law or any such listing agreement, such disclosure may not be made without prior consultation of the other parties.

(c) Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

5.2. Covenants of Parent.

(a) Indemnification; Directors’ and Officers’ Insurance.

(i) Parent and the Company agree that all rights to indemnification or liabilities, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided in the Company Certificate or the Company Bylaws and any indemnification agreement in effect at the date hereof and listed in Section 5.2(a) to the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect, without any amendment thereto; provided, however, that in the event any Claim is asserted or made, any determination required to be made with respect to whether an Indemnified Person’s conduct complies with the standards set forth under the DGCL, the Company Certificate or the Company Bylaws or any such agreement, as the case may be, shall be made by independent legal counsel selected by such Indemnified Person and reasonably acceptable to Parent.

(ii) Parent shall maintain the Company’s existing directors’ and officers’ liability insurance policy (“D&O Insurance”) for a period of not less than six years after the Effective Time; provided, however, that Parent may substitute therefor policies of substantially similar coverage and amounts (with carriers comparable to the Company’s existing carriers) containing terms no less advantageous to such former directors or officers; provided further that if the existing D&O Insurance expires or is canceled during such period, Parent shall use its reasonable efforts to obtain substantially similar D&O Insurance; provided further that Parent shall not be required to pay in the aggregate an annual premium for D&O Insurance in excess of 110% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

(b) Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause the Merger and the transactions contemplated hereby, including any dispositions of Company Common Stock (including derivative securities with respect to the Company Common Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

5.3. Covenants of the Company.

(a) The Company Stockholders Meeting. The Company shall take all action in accordance with the federal securities laws, the DGCL and the Company Certificate and the Company Bylaws necessary to convene a special meeting of the stockholders of the Company entitled to vote (the “Company Stockholders Meeting”) to be held and completed on the earliest practicable date following the execution of this Agreement and determined by Parent, subject to the consent of the Company (which shall not be unreasonably withheld), to consider and vote upon approval of the Merger, this Agreement and the transactions contemplated hereby; provided, however, that the Company shall not hold the Company Stockholders Meeting until any applicable waiting periods (and any extensions thereof, including any written commitment to an HSR Authority to defer or delay consummation of the Merger notwithstanding expiration of such waiting periods) under the HSR Act relating to the Merger and the transactions contemplated by this Agreement shall have expired or been terminated.

(b) SEC Filings. The Company shall, in accordance with applicable law, as soon as practicable following the execution of this Agreement: (i) prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement (including, without limitation, a Schedule 13E-3 filing, if required to be filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or information statement (together with any supplement or amendment thereto, the “Proxy Statement”) relating to the Company Stockholders Meeting in accordance with the Exchange Act and (ii) include in the Proxy Statement the recommendation of the Special Committee and the Board of Directors of the Company that stockholders of the Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, provided that the Special Committee or the Board of Directors of the Company may withdraw or modify its recommendation relating to this Agreement and the

Merger pursuant to the terms of Section 5.3(d) hereof. The Company shall also as soon as practicable following the execution of this Agreement use its commercially reasonable efforts (i) to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time following the execution of this Agreement in accordance with SEC rules and regulations and (ii) to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby. At the Company Stockholders Meeting, Parent and Merger Sub will vote all Shares owned by them to approve this Agreement and the transactions contemplated hereby.

(c) Conduct of the Company’s Operations. During the period from the date of this Agreement to the Effective Time, the Company shall conduct its operations in the ordinary course except as expressly contemplated by this Agreement and the transactions contemplated hereby and shall use all reasonable efforts to maintain and preserve its business organization and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, the Company shall not, except as otherwise expressly contemplated by this Agreement and the transactions contemplated hereby or as set forth in Section 5.3(c) to the Company Disclosure Schedule, without the prior written consent of Parent:

(i) do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital stock, (B) make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, (C) grant any person any right or option to acquire any shares of its capital stock, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any other securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of Company Options which are outstanding as of the date hereof) or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

(ii) directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets other than in the ordinary course of business;

(iii) amend the Company Certificate or the Company Bylaws;

(iv) merge or consolidate with any other person;

(v) acquire assets or capital stock of or other equity interests in any other person;

(vi) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity;

(vii) enter into or modify any employment, severance, stay-put termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer, director, consultant or employee (except for change-of-control severance agreements that in all cases shall require the prior written consent of Parent), or otherwise increase the compensation or benefits provided to any officer, director, consultant or employee except as may be required by Applicable Law;

(viii) enter into, adopt or amend any employee benefit or similar plan except as may be required by Applicable Law;

(ix) change any method or principle of accounting in a manner that is inconsistent with past practice except to the extent required by generally accepted accounting principles as advised by the Company’s regular independent accountants, or make any material Tax election (unless required by law) or settle any material Tax liability which is the subject of dispute between the Company and a Governmental Authority, unless, in each case, Parent is given reasonable prior written notice thereof;

(x) take any contract actions other than contract actions in the ordinary course of business consistent with past practices and which individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect on the Company;

(xi) enter into any confidentiality, standstill or non-compete agreements or arrangements;

(xii) incur or commit to any capital expenditures, individually or in the aggregate, in excess of $200,000;

(xiii) modify or waive any of its rights under any provision of any confidentiality agreement or standstill agreement;

(xiv) take any action that will likely result in the representations and warranties set forth in Article III becoming false or inaccurate in any material respect;

(xv) fail to file any Tax Returns when they become due, or fail to pay any Taxes when they become due and payable;

(xvi) enter into or carry out any other transaction other than in the ordinary and usual course of business or other than as permitted pursuant to the other clauses in this Section 5.3(c);

(xvii) permit or cause any subsidiary to do any of the foregoing or agree or commit to do any of the foregoing; or

(xviii) agree in writing or otherwise to take any of the foregoing actions.

(d) No Solicitation. During the term of this Agreement, the Company shall not, and shall not authorize or permit any of its subsidiaries or any directors, officers, employees, agents or representatives of the Company or any of its subsidiaries (including, without limitation, any investment banker, financial advisor, attorney or accountant retained by the Company or any of its subsidiaries) to directly or indirectly solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving the Company, or acquisition of any capital stock from the Company (other than upon exercise of the Company options which are outstanding as of the date hereof) or 15% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any acquisition by the Company of any material assets or capital stock of any other person, or any combination of the foregoing (a “Competing Transaction”), or negotiate or otherwise engage in discussions with any person (other than Parent or its directors, officers, employees, agents and representatives) with respect to any Competing Transaction, agree to approve or recommend a Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided, that, at any time prior to the approval of the Merger by the stockholders of the Company, the Company may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a bona fide written proposal for a Competing Transaction that was not solicited or encouraged after the date of this Agreement if and so long as (A) the Special Committee or the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its outside legal counsel, that failing to take such action may constitute a breach of the fiduciary duties of the Special Committee or the Board of Directors of the Company under Applicable Law, (B) the Special Committee or the Board of Directors of the Company determines that such proposal is, after consulting with Morgan Stanley or Portico Capital Markets (or any other nationally recognized investment banking firm), if accepted, reasonably likely to be consummated and is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such Competing Transaction) and (C) such proposal is not subject to any financing contingencies (a “Superior Proposal”); provided, further, that the Company, prior to taking any such action, notifies Parent not less than two days prior to taking such action (which notice shall identify the person making the proposal, and describe the terms thereof) and receives from the person making the proposal an executed confidentiality agreement in reasonably customary form. The Company shall notify Parent of any proposal for a Competing Transaction (including the material terms and conditions thereof and the identity of the person making it) as promptly as practicable (but in no event more than 24 hours) after its receipt thereof, and shall thereafter inform Parent on a prompt basis of the status of any discussion or negotiations with such third party and any material changes to the terms and conditions of such proposal, and shall promptly give Parent a copy of any information delivered to such person that has not previously been reviewed by Parent. The Company will immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any proposal for a Competing Transaction. Notwithstanding any other provision of this Section 5.3(d), in the event that prior to the approval of the Merger by the stockholders of the Company the Special Committee or the Board of Directors of the Company determines in good faith by a majority vote, after consultation with outside legal counsel, that failure to do so may constitute a breach of the fiduciary duties of the Special Committee or the Board of Directors of the Company under Applicable Law, the Special Committee or the Board of Directors of the Company may (subject to this and the following sentences) withdraw, modify or change, in a manner adverse to Parent, the Company Board Recommendation and take and disclose to the stockholders of the Company a position with respect to a Superior Proposal and, to the extent applicable, comply with Rule 14e-2 promulgated under the Exchange Act with respect to a Competing Transaction by disclosing such withdrawn, modified or changed Company Board Recommendation and recommendation with respect to the Competing Transaction in connection with a tender or exchange offer for the Company securities, provided that it gives Parent two business days prior written notice of its intention to do so. Neither the Special Committee nor the Board of Directors of the Company shall, in connection with any such withdrawal, modification or change of the Company Board Recommendation, take any action to change the approval of the Special Committee or the Board of Directors of the Company for purposes of causing any state takeover statute or other state law to be applicable to the transactions contemplated hereby, including this Agreement and the Merger; provided, however, that this sentence shall not prohibit the Company from withdrawing, modifying or changing its recommendation or approving or recommending any Superior Proposal under the circumstances and subject to the conditions set forth in this Section 5.3(d). Notwithstanding any subsequent determination by the Board of Directors of the Company to change the Company Board Recommendation, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders Meeting for the purpose of obtaining the approval of the Merger and the transactions contemplated hereby and nothing contained herein shall be deemed to relieve the Company of such obligation. From and after the execution of this Agreement, the Company shall immediately advise Parent in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the other party or parties involved) and furnish to Parent within three days of such receipt an accurate description of all material terms (including any changes or adjustments to such terms as a result of negotiations or otherwise) of any such written proposal in addition to any information provided to any third party relating thereto.

(e) Access. The Company shall permit representatives of Parent to have full access at all reasonable times to the Company’s premises, properties, books, records, contracts, documents, customers and suppliers, and shall cause its independent accountants to give Parent access to such accountants’ work papers. Information obtained by Parent pursuant to this Section 5.3(e) shall be subject to the provisions of the Confidentiality Agreement, which agreement remains in full force and effect. No investigation conducted pursuant to this Section 5.3(e) or otherwise shall affect or be deemed to modify any representation or warranty made in this Agreement. Notwithstanding the foregoing, the Company shall have no obligation to provide Parent with information if the Company determines in good faith, upon written advice of its outside antitrust counsel, that providing information may violate any Applicable Law.

(f) Notification of Certain Matters. The Company shall give prompt notice to Parent of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would likely cause any representation or warranty by the Company contained in this

Agreement to be untrue or inaccurate at or prior to the Effective Time in any material respect and (ii) any material failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.3(f) shall not limit or otherwise affect the remedies available hereunder to Parent.

(g) Subsequent Financial Statements. The Company shall consult with Parent prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any Company SEC Documents after the date of this Agreement, it being understood that Parent shall have no liability by reason of such consultation.

(h) No Redemption of Rights Plan. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement, the Company shall not (a) redeem, amend or waive any provisions of the Rights Plan (other than such amendments as are necessary to accommodate this Agreement and the transactions contemplated hereby, but not with respect to any Competing Transaction) or (b) implement or adopt any so-called “poison pill,” stockholder rights plan or other similar plan.

ARTICLE VI

CONDITIONS

6.1. Conditions to the Obligations of Each Party. The obligations of the Company, Merger Sub and Parent to consummate the Merger shall be subject to the satisfaction of the following conditions:

(a) This Agreement, the Merger and the transactions contemplated hereby shall have been duly approved and adopted by the Requisite Company Vote.

(b) Any applicable waiting periods (and any extensions thereof, including any written commitment to an HSR Authority to defer or delay consummation of the Merger notwithstanding expiration of such waiting periods) under the HSR Act or any Foreign Antitrust Laws relating to the Merger and the transactions contemplated by this Agreement shall have expired or been terminated.

(c) No provision of any Applicable Law and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger or the transactions contemplated by this Agreement (the parties having used their respective best efforts (consistent with the provisions of this Agreement) to cause such Applicable Law to be satisfied (if such Applicable Law is capable of being satisfied) so as to cause such Applicable Law not to prohibit the Merger or the transactions contemplated hereby).

(d) There shall not be pending any Action by any Governmental Authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, (ii) seeking to prohibit or limit the ownership or operation by Parent, the Surviving Corporation or any of their respective subsidiaries of, or to compel Parent, the Surviving Corporation or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Parent, the Company or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement or (iii) seeking to prohibit Parent or any subsidiary of Parent from effectively controlling in any material respect the business or operations of the Company or the subsidiaries of the Company.

(e) Morgan Stanley shall have delivered to the Special Committee, on or prior to the date that is five days prior to the Company Stockholders Meeting, a bring-down of the fairness opinion referred to in Section 3.22.

6.2. Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by the Company:

(a) The representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct in all respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except for such representations and warranties made as of a specified date, the accuracy of which will be determined as of the specified date).

(b) Parent shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Effective Time, except for acts and omissions of Parent which, in the aggregate, do not have a Material Adverse Effect on Parent.

(c) Parent shall have furnished the Company with a certificate dated the Closing Date signed on behalf of it by the President or any Vice President to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

6.3. Conditions to Obligations of Parent. The obligations of Parent to consummate the Merger and the other transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by Parent:

(a) The representations and warranties of the Company set forth in Article III shall be true and correct in all respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date (except for such representations and warranties made as of a specified date, the accuracy of which will be determined as of the specified date), except for changes permitted by Section 5.3(c).

(b) The Company shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Effective Time.

(c) The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by its Chairman, President or any Vice President to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d) Since the date of this Agreement, there shall not have been any change in the business, assets, liabilities, results of operations or financial condition of the Company which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Company.

(e) More than 5% of the outstanding shares of Company Common Stock dissents from the transactions contemplated by this Agreement.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if there shall be judgment, injunction, order or decree of a court or other competent Governmental Authority enjoining Parent or the Company from consummating the Merger shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided that a party may not terminate the Agreement pursuant to this Section 7.1(b) if its failure to perform its obligations under this Agreement resulted in or contributed to the issuance of such judgment, injunction, order or decree;

(c) by either Parent or the Company if the Merger shall not have been consummated before [August             ], 2004; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure or whose affiliate’s failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(d) by Parent or the Company if at the Company Stockholders Meeting (including any adjournment or postponement thereof) the Requisite Company Vote of the stockholders shall not have been obtained to approve the Merger, the Merger Agreement and the transactions contemplated hereby;

(e) by Parent or the Company if:

(x) there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 6.2(a) or 6.2(b) (in the case of a breach by Parent) or Section 6.3(a) or 6.3(b) (in the case of a breach by the Company) or would result in a material adverse effect on the ability of Parent and/or the Company to consummate the transactions contemplated hereby, and such breach shall not have been cured within 30 days after notice thereof shall have been received by the party alleged to be in breach; or

(y) the condition set forth in Section 6.3(d) (in the case of a termination by Parent) is not satisfied and cannot reasonably be expected to be satisfied by the Termination Date; or

(f) by Parent if, prior to the Company Stockholders Meeting, the Special Committee or the Board of Directors of the Company or any committees thereof shall have withdrawn or modified, in a manner adverse to Parent, the Company Board Recommendation or shall have approved, endorsed or recommended a Competing Transaction.

7.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of the second sentence of each of Section 5.2(g) and Section 5.3(f), the last sentence of Section 5.1(a)(i), and Sections 7.2, 7.3, 8.7 and 8.10, shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any party to this Agreement of liability for a breach of any provision of this Agreement and provided, further, however, that if it shall be judicially determined that termination of this Agreement was caused by an intentional breach of this Agreement, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties for their respective out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution and performance of this Agreement and related documentation and stockholders’ meetings and consents (“Costs”).

7.3. Termination Fee; Expenses.

(a) In the event that this Agreement is terminated (i) by Parent pursuant to Section 7.1(e)(x) due to a material breach by the Company of its obligations under Section 5.3(d) and, if such breach is of a nature that it may be cured by the Company, the Company does not cure such breach within 48 hours after such breach; (ii) pursuant to Section 7.1(f); or (iii) by Parent in the event (A) a Competing Transaction shall have been made known to the Company or shall have been made directly to the stockholders of the Company generally or any person shall have publicly announced its intention (whether or not conditional) to make a proposal for a Competing Transaction, (B) the condition set forth in Section 6.1(a) is not satisfied or Parent has terminated this Agreement pursuant to Section 7.1(c) (but only if a vote to obtain the Requisite Company Vote or the Company’s Stockholder Meeting has not been held), and (C) within 12 months of such termination, the Company enters into a definitive agreement with respect to, or consummates, a Competing Transaction, then in any such event, the Company shall pay to Parent a termination fee equal to $2 million in cash, plus any and all Costs incurred by Parent and Merger Sub. Provided that the Company has not committed an act with the intent and effect of breaching this Agreement, the fee and expense arrangements contemplated hereby are the sole remedies hereunder (other than equitable or injunctive relief under Section 8.8) and shall be paid pursuant to this Section 7.3 regardless of any alleged breach, other than a willful or intentional breach, by Parent of its obligations hereunder, provided that no payment made by the Company pursuant to this Section 7.3 shall operate or be construed as a waiver by the Company of any breach of this Agreement by Parent or Purchaser or of any rights of the Company in respect thereof.

(b) Any payment required to be made pursuant to paragraph (a) of this Section 7.3 shall be made to the Parent not later than two Business Days after delivery to the Company of notice of demand for payment, or, if earlier, upon the consummation of a Competing Transaction if such payment is required pursuant to Section 7.3(a)(iii), and shall be made by wire transfer of immediately available funds to an account designated by the Parent in the notice of demand for payment delivered pursuant to this Section 7.3(b).

7.4. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by the Special Committee of the Company and by the respective Boards of Directors of Parent and Merger Sub, at any time before or after adoption of this Agreement by stockholders of Parent or the Company, but after any such approval, no amendment shall be made which by law requires further approval or authorization by the stockholders of Parent or the Company without such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.5. Extension; Waiver. At any time prior to the Effective Time, Parent (with respect to the Company) and the Company (with respect to Parent) by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE VIII

MISCELLANEOUS

8.1. No Survival of Representations and Warranties. The representations and warranties made herein by the parties hereto shall not survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or after the termination of this Agreement.

8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub:

[Insert address and contact]

with a copy to:

Dechert LLP

1717 Arch Street

4000 Bell Atlantic Tower

Philadelphia, PA 19103-2793

Attn.: Christopher G. Karras, Esq.

Fax: 215-994-2222

(b) if to the Company:

[Insert address and contact]

with a copy to:

8.3. Interpretation; Definitions. (a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings and the table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) For the purposes of any provision of this Agreement, a “Material Adverse Effect” with respect to any party shall be deemed to occur if any event, change or effect, individually or in the aggregate with such other events, changes or effects, has occurred which would reasonably be expected to have a material adverse effect on (i) the business, assets (including intangible assets), liabilities (contingent or otherwise), prospects, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to consummate the transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect shall not include any change in or effect upon the business, assets (including intangible assets), liabilities (contingent or otherwise), results of operations or financial condition of such party or any of its subsidiaries directly or indirectly arising out of or attributable to (i) any decrease in the market price of the shares of Company Common Stock in the case of the Company (but not any change or effect underlying such decrease to the extent such change or effect would otherwise constitute a Material Adverse Effect on such party) or (ii) conditions, events, or circumstances generally affecting the economy as a whole.

(c) For purposes of this Agreement, a “subsidiary” of any person means another person, an amount of the voting securities or other voting ownership or voting partnership interests (or, in the case of a trust, beneficial interests) of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting securities or interests, 50% or more of the equity interests of which is owned directly or indirectly by such first person).

(d) For purposes of this Agreement, “knowledge” of a party shall mean the actual knowledge of all elected officers of such party or any of its subsidiaries with a title of vice president or higher.

(e) For purposes of this Agreement, references to any financial statements or any component thereof shall be deemed to include the footnotes thereto.

(f) For purposes of this Agreement, the term “including” shall mean “including, without limitation.”

8.4. Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

8.5. Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitute the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter hereof and thereof.

8.6. Third Party Beneficiaries. Except for the agreement set forth in Section 5.2(a), nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

8.7. Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the State of Delaware, for any Action (and agrees not to commence any Action except in any such court), and further agrees that service of process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 8.2 shall be effective service of process for any Action brought against it in any such court. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any Action in the courts of the State of Delaware or of the United States of America, in each case located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any Action brought in any such court has been brought in an inconvenient forum.

8.8. Specific Performance. The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance and injunctive and other equitable relief, and the parties hereto agree to waive any requirement for the securing or posting of any bond in connection with the obtaining thereof.

8.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, that Parent or Merger Sub may assign any of Merger Sub’s rights and obligation under this Agreement to any other wholly-owned direct or indirect subsidiary of Parent upon notice to the Company. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.10. Expenses. Subject to the provisions of Section 7.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that the filing fee required under HSR Act will be shared equally by Parent and the Company.

IN WITNESS WHEREOF, Parent and the Company have signed this Agreement as of the date first written above.

[BUYER]

By:
Name:
Title:

[BUYER MERGER SUB, INC.]

By:
Name:
Title:

[TARGET]

By:
Name:
Title: